82-4211

GRUPO CONTINENTAL, S. A.

02015965

March 14, 2002.

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

RECEIVED
MAR 18 2002
365

SUPPL

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

Ladies and Gentlemen:

Enclosed herewith we are sending a printed copy of the consolidated financial statements together with the notes thereto (annexes numbers 1 to 12) of Grupo Continental, S.A., as of December 31, 2001.

The above mentioned information is being provided to mantain the exemption from registration under the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) for Grupo Continental, S.A. (file number 82-4211).

Very truly yours,

Carlos Valdés Govea
Vicepresidente Ejecutivo
Administración

Encl.
CVG'jvc

GC'9

dlw 3/22

Avenida Hidalgo 2303 • C.P. 89140 Tampico, Tamaulipas, México
Apartado Postal 664 • C.P. 89000 Tampico, Tamaulipas, México
Teléfono (1) 241-25-00 • Fax (1) 241-25-77

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **CONTAL** Quarter: 4 Year: 2001 **82-4211**

GRUPO CONTINENTAL, S.A.

CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**7,777,645**	**100**	**8,166,818**	**100**
2	**CURRENT ASSETS**	**2,960,534**	**38**	**2,645,733**	**32**
3	CASH AND SHORT-TERM INVESTMENTS	1,705,558	22	1,379,978	17
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	209,901	3	276,242	3
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	294,646	4	196,517	2
6	INVENTORIES	750,429	10	780,011	10
7	OTHER CURRENT ASSETS	0	0	12,985	0
8	**LONG-TERM**	**745,000**	**10**	**159,977**	**2**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	39,572	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	712,519	9	93,527	1
11	OTHER INVESTMENTS	32,481	0	26,878	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**3,355,488**	**43**	**4,649,334**	**57**
13	PROPERTY	2,023,820	26	2,729,325	33
14	MACHINERY AND INDUSTRIAL	2,034,504	26	4,097,386	50
15	OTHER EQUIPMENT	1,874,063	24	1,894,757	23
16	ACCUMULATED DEPRECIATION	2,591,542	33	4,076,172	50
17	CONSTRUCTION IN PROGRESS	14,643	0	4,038	0
18	**DEFERRED ASSETS (NET)**	**715,036**	**9**	**710,140**	**9**
19	**OTHER ASSETS**	**1,587**	**0**	**1,634**	**0**
20	**TOTAL LIABILITIES**	**1,941,656**	**100**	**2,447,255**	**100**
21	**CURRENT LIABILITIES**	**769,173**	**40**	**969,527**	**40**
22	SUPPLIERS	363,588	19	295,980	12
23	BANK LOANS	0	0	118,810	5
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	105,075	5	197,615	8
26	OTHER CURRENT LIABILITIES	300,510	15	357,122	15
27	**LONG-TERM LIABILITIES**	**0**	**0**	**45,477**	**2**
28	BANK LOANS	0	0	28,177	1
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	17,300	1
31	**DEFERRED LOANS**	**932,331**	**48**	**1,226,724**	**50**
32	**OTHER LIABILITIES**	**240,152**	**12**	**205,527**	**8**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**5,835,989**	**100**	**5,719,563**	**100**
34	**MINORITY INTEREST**	**4,859**		**609,805**	**11**
35	**MAJORITY INTEREST**	**5,831,130**	**100**	**5,109,758**	**89**
36	**CONTRIBUTED CAPITAL**	**770,729**	**13**	**769,229**	**13**
37	PAID-IN CAPITAL STOCK (NOMINAL)	15,000	0	15,000	0
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	724,505	12	724,505	13
39	PREMIUM ON SALES OF SHARES	31,224	1	29,724	1
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**5,060,401**	**87**	**4,340,529**	**76**
42	RETAINED EARNINGS AND CAPITAL RESERVE	5,207,185	89	4,575,031	80
43	REPURCHASE FUND OF SHARES	201,638	3	212,071	4
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(1,448,696)	(25)	(1,463,942)	(26)
45	NET INCOME FOR THE YEAR	1,100,274	19	1,017,369	18

82-4211

STOCK EXCHANGE CODE: **CONTAL** QUARTER: **4** YEAR: **2001**

GRUPO CONTINENTAL, S.A.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**1,705,558**	**100**	**1,379,978**	**100**
46	CASH	97,345	6	68,656	5
47	SHORT-TERM INVESTMENTS	1,608,213	94	1,311,322	95
18	**DEFERRED ASSETS (NET)**	**715,036**	**100**	**710,140**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	205,639	29	167,677	24
49	GOODWILL	509,397	71	542,463	76
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**769,173**	**100**	**969,527**	**100**
52	FOREING CURRENCY LIABILITIES	11,585	2	11,783	1
53	MEXICAN PESOS LIABILITIES	757,588	98	957,744	99
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**300,510**	**100**	**357,122**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	9,876	3
58	OTHER CURRENT LIABILITIES WITHOUT COST	300,510	100	347,246	97
27	**LONG-TERM LIABILITIES**	**0**	**100**	**45,477**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	17,300	38
60	MEXICAN PESOS LIABILITIES	0	0	28,177	62
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**17,300**	**100**
63	OTHER LOANS WITH COST	0	0	17,300	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**932,331**	**100**	**1,226,724**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	932,331	100	1,226,724	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**240,152**	**100**	**205,527**	**100**
68	RESERVES	240,152	100	205,527	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,448,696)**	**100**	**(1,463,942)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	(18,493)	(1)
71	INCOME FROM NON-MONETARY POSITION ASSETS	(1,448,696)	(100)	(1,445,449)	(99)

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	2,191,361	1,676,206
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	64	78
75	EMPLOYERS (*)	4,994	5,253
76	WORKERS (*)	9,218	9,619
77	CIRCULATION SHARES (*)	748,713,200	749,409,000
78	REPURCHASED SHARES (*)	1,286,800	591,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**9,298,361**	**100**	**9,423,110**	**100**
2	COST OF SALES	4,117,021	44	4,482,836	48
3	**GROSS INCOME**	**5,181,340**	**56**	**4,940,274**	**52**
4	OPERATING	3,352,637	36	3,099,861	33
5	**OPERATING INCOME**	**1,828,703**	**20**	**1,840,413**	**20**
6	TOTAL FINANCING COST	(44,226)	0	(110,465)	(1)
7	**INCOME AFTER FINANCING COST**	**1,872,929**	**20**	**1,950,878**	**21**
8	OTHER FINANCIAL OPERATIONS	(33,914)	0	(33,368)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**1,906,843**	**21**	**1,984,246**	**21**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	913,463	10	935,422	10
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**993,380**	**11**	**1,048,824**	**11**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	80,832	1	10,259	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**1,074,212**	**12**	**1,059,083**	**11**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,074,212**	**12**	**1,059,083**	**11**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	(26,284)	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,100,496**	**12**	**1,059,083**	**11**
19	NET INCOME OF MINORITY INTEREST	222		41,714	0
20	**NET INCOME OF MAJORITY INTEREST**	**1,100,274**	**12**	**1,017,369**	**11**

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**9,298,361**	**100**	**9,423,110**	**100**
21	DOMESTIC	9,297,865	100	9,412,960	100
22	FOREIGN	496	0	10,150	0
23	TRANSLATED INTO DOLLARS (***)	54	0	1,027	0
6	**TOTAL FINANCING COST**	**(44,226)**	**100**	**(110,465)**	**100**
24	INTEREST PAID	18,680	42	38,599	35
25	EXCHANGE LOSSES	53,138	120	31,241	28
26	INTEREST EARNED	126,997	287	166,840	151
27	EXCHANGE PROFITS	30,970	70	49,990	45
28	GAIN DUE TO MONETARY POSITION	41,923	95	36,525	33
8	**OTHER FINANCIAL OPERATIONS**	**(33,914)**	**100**	**(33,368)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(33,914)	(100)	(33,368)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**913,463**	**100**	**935,422**	**100**
32	INCOME TAX	650,949	71	731,285	78
33	DEFERED INCOME TAX	47,591	5	(14,732)	(2)
34	WORKERS' PROFIT SHARING	214,601	23	219,977	24
35	DEFERED WORKERS' PROFIT SHARING	322	0	(1,108)	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL** QUARTER: 4 YEAR: 2001

GRUPO CONTINENTAL, S.A.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	9,388,978	9,513,810
37	NET INCOME OF THE YEAR	1,036,200	1,072,848
38	NET SALES (**)	9,298,361	9,423,110
39	OPERATION INCOME (**)	1,828,703	1,840,413
40	NET INCOME OF MAYORITY INTEREST(**)	1,100,274	1,017,369
41	NET CONSOLIDATED INCOME (**)	1,100,496	1,059,083

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**1,100,496**	**1,059,083**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	266,918	394,947
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**1,367,414**	**1,454,030**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(225,240)	209,893
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**1,142,174**	**1,663,923**
6	CASH FLOW FROM EXTERNAL FINANCING	(121,084)	15,103
7	CASH FLOW FROM INTERNAL FINANCING	(385,216)	(388,850)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(506,300)**	**(373,747)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(143,899)**	**(824,145)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	491,975	466,031
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,213,583	913,947
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,705,558	1,379,978

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**266,918**	**394,947**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	278,273	352,021
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	15,727	10,427
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	(27,082)	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	0	32,499
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(225,240)**	**209,893**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(91,332)	36,039
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(38,790)	(12,092)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	0	0
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(19,800)	79,164
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(75,318)	106,782
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(121,084)**	**15,103**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	55,399	92,894
27	(-) BANK FINANCING AMORTIZATION	0	(3,946)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	(176,483)	(73,845)
7	**CASH FLOW FROM INTERNAL FINANCING**	**(385,216)**	**(388,850)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENS PAID	(385,216)	(388,850)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(143,899)**	**(824,145)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	239,407	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(356,347)	(542,124)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(26,959)	(282,021)

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **4** YEAR: **2001**

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	11.84	%	11.24	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	18.87	%	19.91	%
3	NET INCOME TO TOTAL ASSETS (**)	14.15	%	12.97	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	38.48	%	32.44	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(3.81)	%	(3.45)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.20	times	1.15	times
7	NET SALES TO FIXED ASSETS (**)	2.77	times	2.03	times
8	INVENTORIES ROTATION (**)	5.49	times	5.75	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	7	days	9	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	22.16	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	24.96	%	29.97	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.33	times	0.43	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	0.60	%	1.19	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.98	%
15	OPERATING INCOME TO INTEREST PAID	97.90	times	47.68	times
16	NET SALES TO TOTAL LIABILITIES (**)	4.79	times	3.85	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	3.85	times	2.73	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	2.87	times	1.92	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.52	times	1.08	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	221.74	%	142.34	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	14.71	%	15.43	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(2.42)	%	2.23	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	61.14	times	43.11	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	23.92	%	(4.04)	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	76.08	%	104.04	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	247.64	%	65.78	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **4** YEAR: **2001**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.47		$ 1.36	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 1.43		$ 1.42	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 7.79		$ 6.82	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.50		$ 0.35	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	1.73	times	1.61	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	9.19	times	8.05	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

S-32 OTHER LIABILITIES:

PENSION PLAN AND SENIORITY PREMIUMS LIABILITIES DERIVED OF THE APPLICATION OF THE BULLETIN D-3 OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS.

PENSION PLAN	$ 191,048
SENIORITY PREMIUMS	49,104
	$ 240,152

S-42 RETAINED EARNINGS AND CAPITAL RESERVE

RETAINED EARNINGS	$ 5,166,442
LEGAL RESERVE	40,743
	$ 5,207,185

S-43 REPURCHASE FUND OF SHARES

THE COMPANY HAS ESTABLISCHED A REPURCHASE FUND OF ITS SHARES, WHICH IS SHOWED IN THE ITEM S-43 OF THE FINANCIAL STATEMENTS, AS FOLLOWS:

SUMMARY:

HISTORICAL VALUE RESERVE	$ 150,000
SURPLUS FROM RESTATEMENT	68,912
REPURCHASE, NET	(17,230)
PAID COMMISIONS	(44)
T O T A L	$ 201,638

AT DECEMBER 31, 2001, THE COMPANY OWNED 1,286,800 FUND OF SHARES DURING 2001. THE LIMIT RELOCATION WILL BE BETWEEN NOVEMBER AND DECEMBER 2002.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

S-71 INCOME FROM NON-MONETARY POSITION ASSETS

INCOME FROM NON-MONETARY POSITION ASSETS	$ (557,946)
EFFECT ACUMULATED DEFERRED INCOME TAXES	(890,750)
	$ (1,448,696)

S-31 DEFERRED CREDITS

S-66 DEFERRED INCOME TAXES

THIS INCLUDE A LIABILITIES BY:

DEFERRED INCOME TAXES (D-4)	$ 782,040
DEFERRED INCOME TAXES FISCAL	148,542
STATUTORY EMPLOYEES PROFIT SHARING (D-4)	1,749
	$ 932,331

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

ECONOMIC OVERVIEW

Mexico shows macroeconomic stability and tax discipline. If the prompt recovery of the U.S. economy continues, the domestic economic growth projections will also surely improve.

The investment grade given to Mexico by the world's three most important rating agencies, Standard & Poor's, Fitch and Moody's is also excellent news for our country.

OPERATION RESULTS

The most important news for our business in the last days of December was the early renewal by The Coca-Cola Company of our Franchise Agreements for 10 additional years, as from January 1, 2003.

Another important piece of news is the assignation by Fitch México on February 2002, of the highest grade of corporate rating AAA(mex) to our Group, which is given to the best credit status with respect to issuers or issuances in the country.

On the other hand, the Special Tax on Production and Services approved by the Congress the last day of the year has no significant impact on our Group.

We use sugar in the preparation of our products and we have ensured the supply of this important raw material thanks to the shareholding interest of the Group in two of the largest sugar mills in the country.

The sales volume for 2001 was 334 million unit cases, including allowances and samples. We had a 7.2% growth over last year.

The most important activities were:

305 releases of packages and/or products, a record in our Group which was kept in constant innovation during the year.

21 successful promotional campaigns for customers and consumers.

12,255 additional refrigeration units for the market.

CAPITAL RESOURCES

Fixed asset investments made by our Group accrued as of the closing of the third quarter amounted to 356 million Pesos. They were made with funds from the operation flow and include manufacture equipment, transportation equipment, buildings in construction, land, computer equipment and miscellaneous appliances. Likewise, 73 million Pesos were invested in refrigeration equipment for the market and new carbodies for distribution units, accounted for as operation expenses.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

LIQUIDITY

From January to December, the operation flow grew 6.2% in real terms, as compared to the same period last year. We have 1,706 million Pesos in investments to benefit from any opportunity of acquisition or merger if the same is profitable for our shareholders.

The liquidity and leverage ratios are excellent, as shown in the financial statements which are a part of this information.

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

Expressed in thousands of constant December 31, 2001 Mexican pesos (except as indicated)

1.- ACTIVITY OF THE COMPANY

Grupo Continental, S. A. (the "Company") is a holding of companies who are principally engaged in the manufacture and sale of soft drinks and purified water, through 17 franchises granted by The Coca-Cola Company, operating in seven States of Mexico. See annex 3.

The financial statements of Grupo Continental, S. A. have been prepared individually to comply with the legal requirements of an independent entity. The evaluation of the financial situation and the operating results of Grupo Continental, S. A. must be based on the consolidated financial statements that are included herein.

2.- BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and all of its subsidiaries, each of which is more than 50% owned by the Company. All material intercompany balances and transactions have been eliminated in consolidation. See annex 3.

Effective since January 1st , 2001, some subsidiaries were merged. Most of the merged and merging companies did not have personnel contracted and in the case of the existing personnel in Fomento Industrial Azteca, S.A. de C.V. and Fomento Tamaulipeco, S.A. de C.V., it was incorporated to the merged companies. The merged and merging companies are mentioned in next page.

Merged subsidiaries	Merging subsidiaries
Sociedad Industrial, S.A. de C.V.	Fomento Industrial Azteca, S.A. de C.V. Anuncios Comerciales, S.A. de C.V. Comunicación Publicitaria, S.A. de C.V.
Fomento Mayran, S.A. de C.V.	Abastecedores Industriales del Norte, S.A. de C.V.
Fomento San Luis, S.A. de C.V.	Abastecedora Industrial del Centro, S.A. de C.V.
Grossman y Asociados, S.A. de C.V.	Fomento Tamaulipeco, S.A. de C.V.
Inmobiliaria Favorita, S.A. de C.V.	Enlatadora Continental, S.A. de C.V.

Effective January 1st, 2002, Equipo y Material Electrico, S. A. de C. V. was merged with Sociedad Industrial, S. A. de C. V.

3.- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Company, all of which are based on accounting principles generally accepted in Mexico ("Mexican GAAP"), are summarized below:

a) Recognition of the effects of inflation

The consolidated and individual financial statements of the Company have been prepared in accordance with Bulletin B-10, which recognizes the effects of inflation and, accordingly, the consolidated and individual financial statements have been restated to constant December 31, 2001 Mexican pesos ("$"), to correspond with the date of the latest financial statements issued by the Company, using the Mexican National Consumer Price Index ("NCPI"), published by the Banco de Mexico. The accompanying consolidated and individual financial statements are therefore comparable with each other since each is stated in Mexican pesos of the same purchasing power.

b) Cash and cash equivalents

Cash and cash equivalents consist of cash and unsecured short-term investments with banks, which are payable on demand and bear interest at variable rates, and have original maturities of three months or less. The carrying amounts are stated at cost, which approximates market value. At December 31, 2001 and 2000, cash and cash equivalents include short-term cash investments of $ 1,608,213 and $ 1,311,322, respectively ($ 1,607,069 and $ 1,146,392, respectively, in the individual financial statements).

c) Inventories and cost of sales

Inventories are stated at the lower of replacement cost or realizable value. Cost of sales is stated utilizing the replacement cost at time of sale.

d) Investments

Investments in subsidiaries and associated companies are valued by applying the equity method for purposes of presentation in the individual financial statements. Investments in non-marketable securities are expressed at the restated cost, which involves restating historical amounts by applying factors derived from the NCPI.

e) Property, plant and equipment

Property, plant and equipment are recorded at acquisition cost. Until 1996, fixed assets were restated based on appraisals performed by independent appraisers, in order to reflect the net replacement value. Effective 1997, the net replacement value at December 31, 1996, and the subsequent acquisitions are restated by applying factors derived from NCPI. Depreciation is calculated using the straight-line method, based on the useful lives of the assets. See Note 9.

f) Cost of cases and bottles

All cases and bottles held at the company's plants and warehouses are recorded as inventory at the lower of deposit value or replacement cost. When the cases and bottles are broken are charged to income as selling or general expenses (bottles broken during production are charged to cost of sales). The results that are obtained expensing bottles and cases in this manner are not materially different from the results that would be obtained if the Company amortized these bottles and cases over their estimated useful lives of approximately four years. (1.5 years for plastic bottles and 4 years for policarbonate 20-liter bottles).

The cost of cases and bottles provided to retailers without deposit, in connection with promotional campaigns for new container sizes (net of the portion of such costs paid by The Coca-Cola Company pursuant to cooperative marketing arrangements), is included in other non-current assets on the consolidated balance sheet and it is amortized over their estimated useful life mentioned in the preceding paragraph. At December 31, 2001 and 2000, cases and bottles provide to retailers in connection with promotional campaigns, net of its corresponding accumulated amortization, amounted to $ 10,620 and $ 5,778, respectively.

g) Goodwill

The difference of the amount paid and the book value of shares of subsidiaries and associated companies acquired, represents the goodwill. It is restated by applying to historical amounts, factors derived from the NCPI. Goodwill is amortized on a straight-line method in a period not exceeding 20 years. At December 31, 2001 and 2000, the accumulated goodwill, net of amortization, amounted to $ 509,397 and $ 542,462, respectively, and is included in other non-current assets in the consolidated balance sheet. See Note 8.

h) Income tax and employees' statutory profit sharing

On January 1st, 2000, the Company and its subsidiaries adopted the guidelines established by the D-4 Bulletin, "Accounting treatment of income and asset taxes and statutory employee profit sharing", issued by the Mexican Institute of Public Accountants. As a result the partial method of liabilities, as recognized until 1999, was substituted under the deferred framework for an integral assets and liabilities method.

The method established in the new bulletin for computing the deferred income tax, consists in the comparison of the total tax and accounting items of the balance sheet. Those timing differences are multiplied by the income tax rate and the resulting amount will represent the asset or liability deferred income tax. The asset tax caused in the year and in prior years, represents prepaid income tax. Timing differences in the computation of statutory employees profit sharing, are recognized.

The accumulated effect at the beginning of 2000 by such modification, was recorded as a liability of deferred income taxes, reducing the shareholders´ equity.

The Company and its subsidiaries file a consolidated tax return. See Note 15.

i) Pension plans and employee severance benefits

Seniority premiums to which employees are entitled upon termination of employment after 15 years of services, as mandated by the Mexican Labor Law, are recognized as expenses as such premiums accrue, based on actuarial computation.

The Company provides defined benefit pension plans that cover non-union employees of almost all the subsidiaries. The Company provides the pension plans to eligible employees with at least 10 years of service and 60 years of age and remains in effect at least for the following ten years, and until death. The amount of payment under the pension benefits is based on the average net salary for the last 12 months of service, and is reduced by the amount of payment of the benefits received by the employees from the Mexican Institute of Social Security. The Company makes annual contributions to the pension trust, based on actuarial estimations. Contributions to the pension trust amounted to $ 61.6 million and $ 53.9 million in 2001 and 2000, respectively.

Two subsidiaries provide benefit pension plans covering union employees, with at least 25 years of services and 60 years of age and remains in effect until death. The amount of payment under the pension benefits equals to 50% of the salary in effect at the date of retirement.

The cost of seniority premiums and the pension plans are calculated on an actuarial basis, as established on Bulletin D-3 "Labor Obligations", issued by the Mexican Institute of Public Accountants. This bulletin requires charges to income in each fiscal year, as well as recognition of corresponding liabilities and assets (in the event of over funding). These costs are computed based on the services rendered and projected salaries.

Other compensations based on length of service and to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Labor Law, are charged to income in the year in which they become payable.

j) Transactions in U.S. dollars

Transactions in U.S. dollars are recorded at the rate of exchange prevailing on the date the transaction is entered into. Assets and liabilities denominated in such currency are stated at the Mexican peso equivalent resulting from applying the rate of exchange prevailing at year-end. Exchange gains or losses are included in results of operations. See Note 5.

k) Surplus from restatement of shareholders' equity

Items comprising shareholders' equity are restated by applying factors derived from NCPI to historical amounts. The restated figures represent the shareholders' investment in Mexican pesos with purchasing power at the balance sheet date.

The surplus from restatement of shareholders' equity primarily represents the gain or loss from holding non-monetary assets, and is determined by comparing the replacement values to those values obtained from applying factors derived from the NCPI in the restatement of non-monetary assets.

l) Comprehensive income

Effective 2001, the Mexican Institute of Public Accountants, issued the Bulletin B-4, "Comprehensive income", which established that in the Statement of Shareholders' Equity be shown the "Comprehensive income", which represents the whole actuation of the Company during the years that are presented. This item is represented by the net income of the year, the gain or loss from holding non-monetary assets corresponding to the year and the effect of deferred income taxes, that in conformity with accounting principles generally accepted in Mexico should be recorded in the shareholders' equity.

m) Gain or loss on net monetary position

Gain on net monetary position represents the effects of inflation, as measured by changes in the NCPI, on the company's monetary assets and liabilities at the beginning of each month. During the year ended December 31, 2001 and 2000, monetary assets exceeded monetary liabilities and consequently a monetary loss was recorded on the company's consolidated financial statements.

n) Advertising and promotional expenses

During the periods covered by these financial statements, pursuant to annual cooperative marketing budgets, The Coca-Cola Company has made co-payments equal to approximately half of the cost of certain advertising and promotional programs, including the cost of bottles and cases provided to retailers without deposit in connection with reverse promotions, and the Company, together with other Mexican Coca-Cola bottlers, has made co-payments in connection with national advertising campaigns based on the population of their respective territories, equal to an aggregate of approximately half of the cost of such campaigns. The company's advertising and promotional expenses only reflect the portion of such costs. Funds expended by the Company in respect of The Coca-Cola Company's portion of such expenses, are reflected as accounts receivable from The Coca-Cola Company and accordingly, have no income statement effect. The Coca-Cola Company generally pays such receivables within 60 days.

o) Income per share

Income per share is calculated by dividing majority net income, by the weighted average shares outstanding during each year presented. During 2001 and 2000, the Company acquired and sold own stock. See Note 13.

4.- REDUCTION IN EQUITY INTEREST

In a stockholders' meeting of Promotora Industrial Azucarera, S.A. de C.V. (PIASA) dated April 23, 2001, the shareholders decided to reduce the capital stock, canceling 5,229,396 shares of the 31,149,377 that represented the total of the capital stock. With the exception of Grupo Continental, S.A., all the stockholders' of PIASA decided to resign to their rights of reimbursement; in consequence the Company reduced its equity interest, from 57.56 % to 49% of the outstanding voting shares, losing the controlling financial interest. This reimbursement was computed with the amounts of the PIASA shareholders' equity at December 31, 2000 and amounted $ 239,407 ($229,309 at nominal pesos). From this amount, $ 80,000 were paid on November, 2001 and $ 149,309 will be paid on November, 2002. This account receivable is included in Miscellaneous in the consolidated balance sheet at December 31, 2001. The main activity of PIASA and its subsidiaries is the production and sale of sugar.

In consequence, the consolidated financial statements of Grupo Continental, S.A. as of December 31, 2000, included the financial statements of that company and, effective 2001, this investment is valued by applying the equity method. For that reason, the financial statements that are presented are not comparable. On Note 18 are presented the restated financial statements.

5.- ASSETS AND LIABILITIES IN U.S. DOLLARS

At December 31, 2001, the Company and its subsidiaries had U.S. dollar assets and liabilities amounting to U.S. 101.4 million and 1.3 million, respectively. Such amounts are reflected in the consolidated balance sheet at the Mexican peso equivalent of 9.17 pesos per one U.S. dollar.

In the years ended December 31, 2001 and 2000 transactions in U.S. dollars included acquisition of machinery and equipment amounting to U.S. 4.4 million and 7.9 million, respectively.

On January 25, 2002, the date of issuance of the financial statements, the exchange rate was 9.15 Mexican pesos per one U.S. dollar.

6.- ACCOUNTS RECEIVABLE FROM SUGAR CANE PRODUCERS

The two sugar mills, subsidiaries of PIASA, provide sugar cane farmers with two types of financing. The first type is extended for the acquisition of seed and fertilizer at the time cane fields are sown, and is typically amortized in four years. The second type of financing is provided during each growing cycle (for cultivation expenses and repairing of machinery) and is amortized following the corresponding harvest. The funds for these loans are provided to the sugar mills by FIRA (trust administered by Banco de Mexico for agricultural purposes). The sugar mills payments for sugar cane are made net of the cane farmers' repayment obligations, and such obligations are secured by each crop.

The interest rates and terms agreed upon loans obtained by sugar mills from FIRA, are consistent with the terms of the loans to the cane producers. In the event of industry-wide crop failure, both the obligations of sugar mills and those of the cane farmers are refinanced, although in the event of failure

of a particular farmer's crop sugar mills may refinance such farmer's obligations even though refinancing from FIRA is not available. The long-term loans have annual maturities until 2004. The accounts receivable from sugar cane producers are analyzed as follows:

	December 31, 2000
Loans outstanding to sugar cane producers	$ 182,679
Less, long-term portion	(39,572)
Current portion	143,107
Accrued interest	16,791
Notes receivable (cultivation expenses)	23,017
Cane received	(73,739)
Allowance for doubtful accounts	(201)
	$ 108,975

7.- INVENTORIES

	December 31, 2001	December 31, 2000
Finished goods	$ 99,326	$ 170,841
Refrigerators	3,975	6,689
Work in process	5,485	21,343
Raw materials	93,208	80,477
General warehouse	11,767	19,019
Spare parts and tools	95,914	124,812
Cases and bottles	351,383	327,738
Merchandise in transit	89,108	27,437
Payments in advance	263	1,655
	$ 750,429	$ 780,011

8.- INVESTMENT IN SUBSIDIARY

On November 1°, 2001, the Company sold the total of its shares in Productos Industriales Potosi, S.A. de C.V. The gain obtained from the sale of this subsidiary, net of income tax, amounted $ 26,284 and is presented in the consolidated and individual income statement as discontinued operation. The consolidated income statement of 2001 includes the transactions of Productos Industriales Potosi, S.A. de C.V. for the ten months period ending October 31, 2001.

On June 2000, the Company acquired practically the whole stock of Embotelladora de Tecoman, S.A. de C.V. This investment amounted to $ 458,010 ($ 420,314 at nominal pesos). The book value of such stocks at the date of the transaction was $ 174,122, resulting a goodwill of $ 283,888. See Note 3-g.

9.- PROPERTY, PLANT AND EQUIPMENT (See annex 4).

At December 31, 2001 industrial equipment includes $ 38,500 of comprehensive cost of financing capitalized.

10.- BANK LOANS AND LONG-TERM DEBT

The bank loans came from the two sugar mills, subsidiaries of Promotora Industrial Azucarera, S.A. de C.V. See Note 4.

The notes payable to suppliers were paid in advance during 2001.

At December 31, 2001 the Company had 3,492 million of Mexican pesos of availability under its bank lines of credit, and authorization to issue commercial paper in an amount not exceeding 500 million of Mexican pesos.

11.- SUPPLIERS

At December 31, 2001 and 2000, the accounts payable to The Coca-Cola Company, amounted to $ 140,850 and $ 125,748, respectively, from the purchase of concentrate. These amounts are included in accounts payable to suppliers, bearing interest at the rate of three points below the TIIE (Mexican prime rate). The purchases of concentrate should be liquidated on 30 days.

Accounts payable to suppliers at December 31, 2001 and 2000 included $ 99,306 and $ 11,207, respectively, of accounts payable to associated companies from the purchases of sugar and canned beverages.

12.- PENSION PLAN AND EMPLOYEE SEVERANCE BENEFITS (See Note 3-i).

13.- SHAREHOLDERS' EQUITY

The capital stock of the Company is represented by 750,000,000 common shares, with a par value of two cents each, fully subscribed and paid.

Dividends are not subject to withholding income taxes as long as they are paid from "net taxable income" or "CUFIN". Also, the stock reimbursements that exceed proportionally the account of capital contributed (CUCA), are considered dividends and subject to the mentioned procedure, and in such case to the payment of taxes.

Dividends per share paid during 2001 and 2000 were as follow:

	2 0 0 1	2 0 0 0
Dividends paid (thousands of pesos)	$ 385,216	$ 288,812
Outstanding shares (thousands)	750,000	750,000
Dividend per share (in pesos)	0.514	0.385
Dividend per share (nominal pesos)	0.500	0.350

The unconsolidated annual net income of the Company and of each subsidiary is subject to the legal requirement of appropriating 5% thereof to increase the legal reserve of the relevant Company until this reserve represents 20% of such company's nominal capital stock. As of December 31, 2001, the company's legal reserve stood at 3 million nominal Mexican pesos, representing 20% of the nominal capital stock of the Company. The legal reserve, included in retained earnings in the consolidated and individual balance sheet, is not available for distribution to shareholders in the form of cash dividends.

During 2001 and 2000 the Company acquired and sold own stock, resulting in an additional paid-in capital of $ 1,500 in 2001 and in a loss of $ 386 in 2000. At December 31, 2001 and 2000 the Company hold treasury stock in the amount of $ 17,778 and $ 7,392, respectively (1,286,800 shares in 2001 and 591,000 in 2000). These shares should be sold before November and December 2002.

In February 2000, the shareholders decided to increase the reserve for acquisition of own stock, in the amount of $ 110,000 of nominal pesos. After these changes, retained earnings include a reserve for acquisition of own stock amounting to $ 132,726 in 2001 and $ 143,056 in 2000 ($ 201,638 and $ 212,070 in 2001 and 2000, respectively, at pesos with purchasing power at December 31, 2001).

At December 31, 2001, the market value per share was 13.50 Mexican pesos.

14.- MINORITY INTEREST

As mentioned in Note 2, the Company owns practically the 100% of the capital stock of its subsidiaries, and 51% of Servicios Ejecutivos Continental, S.A. The minority interest represents the equity in subsidiaries owned by minority shareholders, and it is shown in the consolidated balance sheet after the majority shareholders' equity. The consolidated statement of income arrives at the consolidated net income and majority and minority portions are shown after the consolidated net income. See Note 4.

15.- INCOME TAX, TAX ON ASSETS AND CONSOLIDATION FOR TAX PURPOSES

The Company is subject to income and asset taxes. Income tax is computed by taking into consideration the taxable and deductible effects of inflation. Income taxes are calculated in terms of Mexican pesos when the transaction occurred and not in terms of Mexican pesos at purchasing power at the end of the period. The Company has approval from the Ministry of Finance to file

consolidated tax returns.

In accordance with the Mexican Income Tax Law, until December 31, 2001 the corporate rate of income tax was 35%. Companies have the option to compute the income tax at the rate of 30% on the "taxable income reinvested" (UFIRE), and the difference between the rate of 35% and 30% paid, will be paid when dividends are distributed. At December 31, 2001, the consolidated and individual differences amounted to $ 148,542 and $ 68,649, respectively, and are shown as long-term liability in the balance sheets.

In the case of the option, companies have the obligation to establish accounting records of the "net taxable income reinvested" (CUFINRE), which will be reduced with the dividends paid. The amount of CUFIN will be reduced by dividends paid, after the CUFINRE was finished. At December 31, 2001 the consolidated amounts of CUFIN and CUFINRE were $ 1,926,086 and $ 843,927, respectively, and the CUCA amounted to $ 487,861.

In accordance with the amendments of the Income Tax Law for the year 2002, the income tax rate will be reduced annually from 35 % in 2002, until 32 % in 2005.

The tax on assets is computed at an annual rate of 1.8% of the value of specified assets, as restated for tax purposes, less specified liabilities. This tax is paid only to the extent that it exceeds the income tax for the year. Any required payment of asset tax can be carried forward and credited toward the excess of income tax over assets tax in the following ten years.

As mentioned in Note 3-h, on January 1st, 2000, the Company and its subsidiaries adopted the guidelines established by the D-4 Bulletin. As a result, the partial method of liabilities, as recognized until 1999, was substituted under the deferred framework for an integral assets and liabilities method. The accumulated effect at the beginning of year by such modification amounted to $ 890,750, and was recorded as a liability of deferred income taxes, reducing the shareholders' equity.

The amount of $ 8,262 from deferred income tax corresponding to 2001, was charged to the deficit from restatement of shareholders' equity, included in the comprehensive income (in 2000 was credited $ 42,019).

In accordance with Bulletin D-4, the income tax rate that should be applied to the timing differences is the expected rate that will be in effect at the time the corresponding tax will be recoverable or payable. As mentioned above, the income tax rate will change annually, from 35 % to 32 %. At December 31, 2001, the deferred income tax liability was computed applying the rate of 35% .

16.- CONTINGENCIES AND COMMITMENTS

a) During 2000, most of the bottling subsidiaries of the Company, were sued before the Federal Antitrust Commission by Pepsico and other bottlers for alleged monopolistic practices. The suit mandated the suspension of signed exclusivity contracts as well as the future withdrawal from making any such agreements.

To this effect, the sued bottling companies placed a counter plaint to revoke the Commission's rule to cease the contractual proceedings of such nature, and the companies obtained favorable resolution from authorities. Parallel to the counter plaints, the bottling companies issued a response to the organ mentioned in accordance to its statutory proceedings.

The effect of an unfavorable decision by the Commission could include a rule to cancel the exclusivity contracts in question and refrain from any future agreement of their nature, to be enforced jointly with additional sanctions. Under this scenario, further appeal will be sought.

It is the opinion of the management and its legal advisers that the sued companies follow no policies that can be ruled monopolistic, given their share of 27.5% in the carbonated, non carbonated, juice, dairy, and nonalcoholic beverages market. It is considered that the organ's decision will fall in favor of the defendants; would it be otherwise, the economic sanctions to be imposed are calculated in an amount of minor significance.

Three companies have obtained final favorable resolutions.

b) Effective November 1998, Servicios Ejecutivos Continental, S. A., a subsidiary of the Company, celebrated a lease agreement on an airplane. The main conditions established in this contract are the following:

· The validity term is a 120-month period, ending October 2008, and the minimum monthly rent is U.S. 261,819, net of the corresponding income taxes. Grupo Continental, S. A. is the warrantor of this contract.

· The Company is obligated to insure the equipment properly for an amount equivalent to 110% of the fair value of the airplane, and to pay all the expenses relative to its operation.

17.- RELATED PARTY TRANSACTIONS

The Company regularly engages in transactions with The Coca-Cola Company and its associated companies. At December 31, 2001, The Coca-Cola Company indirectly owned 21% of the outstanding shares of the Company. The Company purchases canned Coca-Cola beverages from Industria Envasadora de Queretaro, S.A. de C.V., in which the Company holds a 17% equity interest. The Company purchases sugar from Promotora Industrial Azucarera, S. A. de C.V., in wich the Company holds a 49% equity interest.

18.- RESTATED FINANCIAL STATEMENTS

As explained in Note 4 to the financial statements, for comparison purpose in the following pages are presented the restated consolidated financial statements as of December 31, 2001 and 2000 expressing its investment in PIASA, applying the equity method in both years.

RESTATED CONSOLIDATED BALANCE SHEET

	December 31, 2001	December 31, 2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,705,558	$ 1,213,583
Notes and accounts receivable:		
Trade	209,901	189,340
The Coca-Cola Company	44,939	26,409
Miscellaneous	168,875	21,603
Recoverable value added tax and income taxes	80,832	26,553
Inventories	750,429	678,344
Total current assets	2,960,534	2,155,832
Investments	745,000	939,680
Property, plant and equipment, net	3,355,488	3,235,652
Other non-current assets, net	716,623	710,335
	$ 7,777,645	$ 7,041,499

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

LIABILITIES AND SHAREHOLDERS'EQUITY

Current liabilities:		
Current portion of long-term debt		$ 9,875
Suppliers	$ 363,588	383,388
Payroll taxes and accrued expenses	196,387	209,799
Income taxes		64,650
Employees'statutory profit sharing	209,198	206,455
Total current liabilities	769,173	874,167
Long-term debt:		
Notes payable to suppliers		17,298
Pension plan and employee severance benefits	240,152	188,847
Deferred income taxes	932,331	846,793
	1,172,483	1,052,938
Total liabilities	1,941,656	1,927,105
Shareholders' equity:		
Majority interest:		
Capital stock	739,505	739,505
Additional paid-in capital	31,224	29,724
Deficit from restatement of shareholders'equity	(557,946)	(573,192)
Accumulated effect of deferred income taxes	(890,750)	(890,750)
Retained earnings	5,408,823	4,787,102
Net income	1,100,274	1,017,369
Total majority interest	5,831,130	5,109,758
Minority interest	4,859	4,636
	5,835,989	5,114,394
	$ 7,777,645	$ 7,041,499

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

RESTATED CONSOLIDATED STATEMENT OF INCOME

	Years ended December 31, 2001	2000
Net sales	$ 9,298,361	$ 8,543,749
Cost of sales:		
Cost of sales	4,013,012	3,742,416
Depreciation and amortization	104,009	101,496
	4,117,021	3,843,912
Gross profit	5,181,340	4,699,837
Operating expenses:		
Selling	1,139,007	1,000,821
Advertising and promotional	334,927	332,410
Transportation	394,496	352,824
General and administrative	1,309,943	1,131,199
Depreciation and amortization	174,264	162,037
	3,352,637	2,979,291
Operating profit	1,828,703	1,720,546

FINANCIAL STATEMENT NOTES (1)

ANNEX 2 **CONSOLIDATED**
Final Printing

Comprehensive cost of financing:		
Interest expense	18,680	21,054
Interest income	126,997	107,353
Foreign exchange loss (gain), net	22,168	(18,535)
Loss on net monetary position	41,923	26,738
	(44,226)	(78,096)
Other income, net	33,914	30,509
Income from continuing operations before taxes and equity in net earnings of associated companies	1,906,843	1,829,151
Income taxes	698,540	660,200
Employees'statutory profit sharing	214,923	210,072
	913,463	870,272
Income from continuing operations before equity in net earnings of associated companies	993,380	958,879
Equity in net earnings of associated companies	80,832	61,580
Income from continuing operations	1,074,212	1,020,459
Net gain on discontinued operation	26,284	
Net income	$ 1,100,496	$ 1,020,459
Majority interest	$ 1,100,274	$ 1,017,369
Minority interest	222	3,090
	$ 1,100,496	$ 1,020,459
Income per share (majority interest) (expressed in pesos):		
Income from continuing operations	$ 1.43	$ 1.36
Discontinued operation	0.04	
	$ 1.47	$ 1.36
Shares outstanding (000's)	748,677	747,449

RESTATED CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

	Years ended December 31, 2001	2000
OPERATIONS:		
Income from continuing operations	$ 1,074,212	$ 1,020,459
Charges (credits) to income not affecting cash:		
Equity in net earnings of associated companies, net of cash dividends	(48,960)	76,580
Depreciation and amortization	278,273	263,533
Pension plan and employee severance benefits	15,727	9,776
Deferred income taxes	21,878	72,856
	1,341,130	1,443,204
Changes in other operating accounts:		
Notes and accounts receivable	(91,332)	37,106
Inventories	(58,037)	(51,426)
Suppliers	(19,800)	59,838
Other current liabilities	(75,318)	77,447
Cash provide by continuing operations	1,096,643	1,566,169
Cash provided from discontinued operation, net of taxes	45,531	
	1,142,174	1,566,169
FINANCING:		
Associated Company	(149,309)	
Notes payable to suppliers, net	(27,174)	(44,269)
Income tax payable in the long-term	55,399	61,315
Cash dividends	(385,216)	(288,812)
Net liabilities from acquisition of subsidiary		31,579
Cash applied to financing activities	(506,300)	(240,187)

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

INVESTMENTS:		
Acquisition of plant and equipment, net	356,347	286,368
Desincorporation of subsidiary	(239,407)	
Fixed assets from acquisition of subsidiary		205,701
Trade of own stock	8,932	(26,194)
Increase in other non-current assets, net	18,027	24,279
Goodwill from acquisition of subsidiary		283,888
Cash applied to investment activities	143,899	774,042
Increase in cash and cash equivalents	491,975	551,940
Cash and cash equivalents at beginning of year	1,213,583	661,643
Cash and cash equivalents at end of year	$ 1,705,558	$ 1,213,583

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **4** YEAR: **2001**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 EMBOTELLADORA AGUASCALIENTES, S.A. DE C.V.	BOTTLING PLANT	149,999	99.99	8,422	107,298
2 EMBOTELLADORA AMECA, S.A. DE C.V.	BOTTLING PLANT	49,999	99.99	164	132,845
3 EMBOTELLADORA DE COAHUILA, S.A. DE C.V.	BOTTLING PLANT	149,999	99.99	14,026	128,139
4 EMBOTELLADORA GOMEZ PALACIO, S.A. DE C.V.	BOTTLING PLANT	499,999	99.99	4,494	105,043
5 EMBOTELLADORA GUADIANA, S.A. DE C.V.	BOTTLING PLANT	119,999	99.99	7,723	117,264
6 EMBOTELLADORA GUADALUPE VICTORIA, S.A. DE C.V.	BOTTLING PLANT	17,499,999	99.99	19,673	104,027
7 EMBOTELLADORA LA BUFA, S.A. DE C.V.	BOTTLING PLANT	12,999,999	99.99	15,639	134,983
8 EMBOTELLADORA LA FAVORITA, S.A. DE C.V.	BOTTLING PLANT	5,299,999	99.99	11,746	649,427
9 EMBOTELLADORA LAGUNERA, S.A. DE C.V.	BOTTLING PLANT	1,904,999	99.99	5,571	139,514
10 EMBOTELLADORA LAS TROJES, S.A. DE C.V.	BOTTLING PLANT	13,637,027	99.99	16,508	167,077
11 EMBOTELLADORA LOS ALTOS, S.A. DE C.V.	BOTTLING PLANT	349,999	99.99	5,676	144,020
12 EMBOTELLADORA RIO VERDE, S.A. DE C.V.	BOTTLING PLANT	49,999	99.99	1,410	68,523
13 EMBOTELLADORA SAN LUIS, S.A. DE C.V.	BOTTLING PLANT	99,999	99.99	8,712	134,526
14 EMBOTELLADORA TANGAMANGA, S.A. DE C.V.	BOTTLING PLANT	50,409,118	99.99	18,536	193,799
15 EMBOTELLADORA FRESNILLO, S.A. DE C.V.	BOTTLING PLANT	849,999	99.99	3,176	103,708
16 EMBOTELLADORA ZAPOPAN, S.A. DE C.V.	BOTTLING PLANT	18,999,999	99.99	22,038	269,521
17 EMBOTELLADORA DE TECOMAN, S.A. DE C.V.	BOTTLING PLANT	33,391,749	99.99	159,791	182,030
18 INMOBILIARIA FAVORITA, S.A. DE C.V.	REAL STATE COMPANY	18,290,060	99.99	23,969	433,264
19 FOMENTO DE AGUASCALIENTES, S.A. DE C.V.	REAL STATE COMPANY	17,203,089	99.99	14,315	119,494
20 CONCENTRADOS INDUSTRIALES, S.A. DE C.V.	CHEMISTRY FACTORY	499,999	99.99	846	20,856
21 EQUIPO Y MATERIAL ELECTRICO, S.A. DE C.V.	COMMERCIAL COMPANY	4,999,999	99.99	3,276	(3,616)
22 FOMENTO DURANGO, S.A. DE C.V.	REAL STATE COMPANY	2,108,017	99.99	568	73,609
23 FOMENTO MAYRAN, S.A. DE C.V.	REAL STATE COMPANY	2,130,817	99.99	1,033	68,517
24 FOMENTO POTOSINO, S.A. DE C.V.	REAL STATE COMPANY	49,999	99.99	475	20,503
25 FOMENTO RIO NAZAS, S.A. DE C.V.	REAL STATE COMPANY	49,999	99.99	1,315	34,735

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **4** YEAR: **2001**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
26 FOMENTO SAN LUIS, S.A. DE C.V.	REAL STATE COMPANY	52,370,655	99.99	50,853	103,859
27 FOMENTO ZACATECANO, S.A. DE C.V.	REAL STATE COMPANY	7,559,999	99.99	10,024	97,057
28 GROSSMAN Y ASOCIADOS, S.A. DE C.V.	REAL STATE COMPANY	109,999	99.99	2,281	109,664
29 IMPRESORA GRAFOS, S.A. DE C.V.	PRINTING COMPANY	49,999	99.99	166	1,151
30 MERCADOTECNIA DE OCCIDENTE, S.A. DE C.V.	ADVERTISING AGENCY	5,782,061	99.99	6,027	42,393
31 SOCIEDAD INDUSTRIAL, S.A. DE C.V.	SERVICES COMPANY	77,789,998	99.99	76,442	454,659
32 SERVICIOS EJECUTIVOS CONTINENTAL, S.A.	SERVICES COMPANY	5,304,000	51.00	2,728	5,058
33 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL INVESTMENT IN SUBSIDIARIES				**517,623**	**4,462,947**
ASSOCIATEDS					
1 INDUSTRIA ENVASADORA DE QUERETARO, S.A. DE C.V.	SOFT DRINK CANNER	84,609	16.92	8,670	50,792
2 ANDAMIOS ATLAS, S.A. DE C.V.	SCAFFOLD COMPANY	1,065,139	26.01	6,524	42,312
3 PROMOTORA INDUSTRIAL AZUCARERA, S.A. DE C.V.	HOLDING COMPANY	12,700,791	49.00	65,075	619,415
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**80,269**	**712,519**
OTHER PERMANENT INVESTMENTS					**32,481**
TOTAL					**5,207,947**

NOTES

82-4211

STOCK EXCHANGE CODI**CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **4** YEAR: **2001**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	298,519	37,217	261,302	1,176,108	418,644	1,018,766
MACHINERY	678,367	206,223	472,144	1,303,706	845,724	930,126
TRANSPORT EQUIPMENT	613,160	185,222	427,938	805,140	646,397	586,681
OFFICE EQUIPMENT	18,485	7,784	10,701	30,777	26,580	14,898
COMPUTER EQUIPMENT	58,857	28,952	29,905	24,464	20,874	33,495
OTHER	204,517	97,407	107,110	120,112	70,518	156,704
DEPRECIABLES TOTAL	**1,871,905**	**562,805**	**1,309,100**	**3,460,307**	**2,028,737**	**2,740,670**
NOT DEPRECIATION ASSETS						
GROUNDS	54,674	0	54,674	467,789	0	522,463
CONSTRUCTIONS IN PROCESS	14,643	0	14,643	32	0	14,675
OTHER	74,121	0	74,121	3,559	0	77,680
NOT DEPRECIABLE TOTAL	**143,438**	**0**	**143,438**	**471,380**	**0**	**614,818**
TOTAL	**2,015,343**	**562,805**	**1,452,538**	**3,931,687**	**2,028,737**	**3,355,488**

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
WITH WARRANTY																
EQUIPMENT BANORTE		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
INVENTORIES/INTERNATIONAL		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
EQUIPMENT/INTERNATIONAL		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
INVENTORIES/BANCOMER		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
EQUIPMENT/BANCOMER		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
PROVEEDORES																
MISCELLANEOS	31/12/2001	0.00	362,775	0	0	813	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			362,775	0	0	813	0	0	0	0	0	0	0	0	0	0
MISCELLANEOS	31/12/2001	0.00	289,738	0	0	10,772	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			289,738	0	0	10,772	0	0	0	0	0	0	0	0	0	0
			652,513	0	0	11,585	0	0	0	0	0	0	0	0	0	0

NOTES

82-4211

82-4211

STOCK EXCHANGE CODE: **CONTAL** QUARTER: **4** YEAR: **2001**
GRUPO CONTINENTAL, S.A.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	54	496	0	0	496
OTHER	0	0	0	0	0
TOTAL	**54**	**496**			**496**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	4,357	40,146	2,104	19,296	59,442
OTHER	3,290	30,745	0	0	30,745
TOTAL	**7,647**	**70,891**	**2,104**	**19,296**	**90,187**
NET BALANCE	**(7,593)**	**(70,395)**	**(2,104)**	**(19,296)**	**(89,691)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**101,400**	**929,760**	0	0	**929,760**
LIABILITIES POSITION	**1,263**	**11,585**			**11,585**
SHORT TERM LIABILITIES POSITION	1,263	11,585	0	0	11,585
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**100,137**	**918,175**			**918,175**

82-4211

STOCK EXCHANGE CODE: **CONTAL** QUARTER: **4** YEAR: **2001**

GRUPO CONTINENTAL, S.A.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

NOTES

THE EXCHANGE RATE ON THE INFORMATION DATE IS $9.1692 MEXICAN PESOS PER ONE U.S. DOLLAR PUBLISCHED BY BANCO DE MEXICO IN THE "DIARIO OFICIAL DE LA FEDERACION" THE LAST WORKING DAY OF THE REPORTED MONTH.

(1) EXPENSES IN OTHER CURRENCY:
THE EXCHANGE RATE FOR THE 22 SWISS FRANCS IS $5.730 MEXICAN PESOS PER SWISS FRANC, FOR THE 2,507 GERMAN MARKS IS $4.03 MEXICAN PESOS PER MARK, FOR THE 236 FRENCH FRANCS IS $1.299 MEXICAN PESOS PER ONE FRENCH FRANC, FOR THE 1,062 EUROS IS $8.425 MEXICAN PESOS PER ONE EURO.

82-4211

STOCK EXCHANGE CODE:**CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **4** YEAR: **2001**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,430,610	943,079	(487,531)	0.55	(2,703)
FEBRUARY	1,679,457	857,408	(822,049)	0.07	544
MARCH	1,790,198	906,900	(883,298)	0.63	(5,597)
APRIL	2,098,742	918,508	(950,925)	0.50	(5,953)
MAY	2,014,349	1,363,076	(651,273)	0.23	(1,495)
JUNE	1,593,988	858,986	(735,002)	0.24	(1,738)
JULY	1,664,444	845,095	(819,349)	0.26	2,129
AUGUST	1,737,887	802,744	(935,142)	0.59	(5,541)
SEPTEMBER	1,835,045	807,253	(1,027,792)	0.93	(9,568)
OCTOBER	1,974,983	851,004	(1,123,979)	0.45	(5,080)
NOVEMBER	2,084,243	897,709	(1,186,534)	0.38	(4,470)
DECEMBER	2,227,167	937,661	(1,289,506)	0.14	(1,785)
ACTUALIZATION:	0	0	0	0.00	(666)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**(41,923)**

NOTES

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **4** YEAR: **2001**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

=== N O T A P P L Y ===

ACTUAL SITUATION OF FINANCIAL LIMITED

=== N O T A P P L Y ===

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **4** YEAR: **2001**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
EMB AGUASCALIENTES, SA DE CV	BOTTLING PLANT	4,212	35
EMB AMECA, SA DE CV	BOTTLING PLANT	4,638	47
EMB DE COAHUILA, SA DE CV	BOTTLING PLANT	3,035	54
EMB DE TECOMAN, SA DE CV	BOTTLING PLANT	5,968	33
EMB FRESNILLO, SA DE CV	BOTTLING PLANT	1,500	51
EMB GOMEZ PALACIO, SA DE CV	BOTTLING PLANT	1,885	54
EMB GPE VICTORIA, SA DE CV	BOTTLING PLANT	3,675	46
EMB GUADIANA, SA DE CV	BOTTLING PLANT	3,920	99
EMB LA BUFA, SA DE CV	BOTTLING PLANT	4,300	70
EMB LA FAVORITA, SA DE CV	BOTTLING PLANT	19,500	65
EMB LAGUNERA, SA DE CV	BOTTLING PLANT	8,800	70
EMB LAS TROJES, SA DE CV	BOTTLING PLANT	12,200	63
EMB LOS ALTOS, SA DE CV	BOTTLING PLANT	2,300	67
EMB RIOVERDE, SA DE CV	BOTTLING PLANT	975	47
EMB SAN LUIS, SA DE CV	BOTTLING PLANT	4,700	48
EMB TANGAMANGA, SA DE CV	BOTTLING PLANT	6,182	82
EMB ZAPOPAN, SA DE CV	BOTTLING PLANT	9,700	88
CONCENTRADOS IND., SA DE CV	CHEMISTRY FACTORY	526	52

NOTES

- THE INSTALLED CAPACITY PRESENTED IS QUARTERLY.
- THE INSTALLED CAPACITY ANNUAL ASCEND TO 390 MILLIONS UNIT CASES.
- THE READY TO DRINK NON ALCOHOLIC BEVERAGES INSTALLED CAPACITY IS SHOWED IN THOUSANDS UNIT CASES (ONE CASE IS COMPRISED OF 24 236.560 ML. BOTTLERS).
- THE INSTALLED CAPACITY BY CONCENTRADOS INDUSTRIALES IS SHOWED IN THOUSANDS OF LITERS PER QUARTER.

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **4** YEAR: **2001**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
CONCENTRATE	COCA-COLA DE MEXICO			SI	35.24
SUGAR	P.I.A.S.A. (ASOCIADA)			SI	20.51
ONE WAY PACKAGE	VITRO, S. A.			SI	16.94
BOTTLE CAP	TAPON CORONA D GUADALAJARA SA			SI	3.74
	CROWN CORK DE MEXICO, SA				
	TAPAS INNOVATIVAS, SA DE CV				

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
READY TO DRINK NON ALCOHOLIC BEVERAGES (NARTD)	312,123	4,038,155	329,446	9,221,687	27.50	COCA-COLA, COCA-COLA LIGHT, FANTA, SPRITE, FRESCA, LIFT, DELAWARE, SPRITE LIGHT, SENZAO, CIEL, CIEL MINERALIZADA Y CIEL GARRAFON	RETAILER
OTHERS				76,178		SUNDRY	HOME AND RETAILER SUNDRY
TOTAL		4,038,155		9,297,865			

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
CHEMISTRY ANALYSIS SERVICES				496	COSTA RICA	COINSA	SUNDRY
TOTAL				496			

NOTES

THE FOLLOWING OBSERVATIONS ARE FOR NATIONAL SALES:

- THE PRODUCTION VOLUME AND SALES OF THE MAIN SOFT DRINK PRODUCTS ARE DETERMINED IN THOUSANDS UNIT CASES (ONE CASE IS COMPRISED OF 24 236.560 ML. BOTTLERS).
- THE WATER JUG HAS A 20 LITER CAPACITY.
- THE SHARE IN THE READY TO DRINK NON ALCOHOLIC BEVERAGES MARKET IS ESTIMATED.

82-4211

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA) **82-4211**
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2000** 1,829,754,668

Number of shares Outstanding at the Date of the NFEA: 750,000,000
(Units)

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
II	N/A	0.00	06/04/2001	976,265.00
II	N/A	0.00	17/05/2001	14,270,837.00
III	N/A	0.00	29/08/2001	732,199.00
III	N/A	0.00	17/09/2001	14,270,837.00
IV	N/A	0.00	06/12/2001	488,132.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	1,036,200,246
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	124,430,173
- DETERMINED RFE	886,295,698
- NON DEDUCTABLES	25,474,375
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2001 1,926,086,135

Number of shares Outstanding at the Date of the NFEA: 750,000,000
(Units)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2000**	
Number of shares Outstanding at the Date of the NFEA :	0
(Units)	0

82-4211

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2000** — 667,018,869

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 750,000,000

[X] ARE FIGURES FISCALLY AUDITED? [X] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
II	N/A	0.00	30/06/2001	5,070.00
II	N/A	0.00	31/05/2001	373,960,297.00
III	N/A	0.00	31/07/2001	85,850.00
III	N/A	0.00	31/08/2001	2,100.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS:	1,036,200,246
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	124,430,173
- NON-DEDUCTABLES	25,474,375
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	886,295,698
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	9,286
NFER FROM THE PERIOD	576,109,930

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF DICIEMBRE OF 2001 — 843,927,271

Number of shares Outstanding at the Date of the NFEAR (Units) — 750,000,000

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
*	0.02000	0	748,713,200			748,713,200	15,000	
TOTAL			748,713,200	0	0	748,713,200	15,000	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
748,713,200
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
*	1,286,800	13.62000	13.50000

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY** TO **31** OF **DECEMBER** OF **2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. MARCOS AGUILAR ROMO
SECRETARIO DEL CONSEJO DE ADMINISTRACION

C.P. CARLOS VALDES GOVEA
CONSEJERO

TAMPICO, TAMP, AT MARCH 7 OF 2002

82-4211

CLAVE DE COTIZACION: CONTAL FECHA: 7/03/2002 10:58

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: GRUPO CONTINENTAL, S.A.
DO MICILIO: AVENIDA HIDALGO NO. 2303
COLONIA: SMITH
C. POSTAL: 89140
CIUDAD Y ESTADO: TAMPICO ,TAMP
TELEFONO: 01 833 241-25-00
FAX: 01-833 241-25-77 **AUTOMATICO:** X
E-MAIL: info@contal.com
DIRECCION DE INTERNET www.contal.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: GCO7901128N8
DOMICILIO FISCAL: AVENIDA HIDALGO NO. 2303
COLONIA: SMITH
C. POSTAL: 89140
CIUDAD Y ESTADO: TAMPICO ,TAMP

RESPONSABLE DE PAGO

NOMBRE: - ROBERTO MARTINEZ GARZA
DOMICILIO: AVENIDA HIDALGO NO. 2303
COLONIA: SMITH
C. POSTAL: 89140
CIUDAD Y ESTADO: TAMPICO ,TAMP
TELEFONO: 01-833 241-25-00
FAX: 01-833 241-25-77

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE: - CYNTHIA H. GROSSMAN -
DOMICILIO: AVENIDA HIDALGO NO. 2303
COLONIA: SMITH
C. POSTAL: 89140
CIUDAD Y ESTADO: TAMPICO TAMP
TELEFONO: 01-833 213-37-21
FAX: 01-833 217-02-95 Y 01-833 241-25-77
E-MAIL: info@contal.com

PUESTO BMV: DIRECTOR GENERAL
PUESTO: PRESIDENTE EJECUTIVO
NOMBRE: - MARCOS AGUILAR ROMO
DOMICILIO: AVENIDA HIDALGO NO. 2303
COLONIA: SMITH
C. POSTAL: 89140
CIUDAD Y ESTADO: TAMPICO TAMP

82-4211

CLAVE DE COTIZACION: CONTAL **FECHA:** 7/03/2002 10:58

TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
E-MAIL:	maguilar@contal.com

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	VICEPRESIDENTE EJECUTIVO
NOMBRE:	- MIGUEL ANGEL RABAGO VITE
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-14
FAX:	01-833 241-25-77
E-MAIL:	mrabago@contal.com

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	PRESIDENTE EJECUTIVO
NOMBRE:	- MARCOS AGUILAR ROMO
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
E-MAIL:	maguilar@contal.com

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	VICEPRESIDENTE EJECUTIVO
NOMBRE:	- CARLOS VALDES GOVEA
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
E-MAIL:	cvaldes@contal.com

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR DE ASUNTOS JURIDICOS
NOMBRE:	- ROBERTO MARTINEZ GARZA
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
E-MAIL:	rmartinez@contal.com

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE EJECUTIVO
NOMBRE:	- MARCOS AGUILAR ROMO
DOMICILIO:	AVENIDA HIDALGO NO. 2303

CLAVE DE COTIZACION: CONTAL **FECHA:** 7/03/2002 10:58

COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
E-MAIL:	maguilar@contal.com

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NO APLICA
NOMBRE:	N.A. NO APLICA NO APLICA NO APLICA
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
E-MAIL:	info@contal.com

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	VICEPRESIDENTE EJECUTIVO
NOMBRE:	- MIGUEL ANGEL RABAGO VITE
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-14
FAX:	01-833 241-25-77
E-MAIL:	mrabago@contal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	PRESIDENTE EJECUTIVO
NOMBRE:	- MARCOS AGUILAR ROMO
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
E-MAIL:	maguilar@contal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	VICEPRESIDENTE EJECUTIVO
NOMBRE:	- CARLOS VALDES GOVEA
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
E-MAIL:	cvaldes@contal.com